Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Six months Ended December 31,		Fiscal Year Ended June 30,
	2005	2004	2005	2004	2003	2002	2001
EARNINGS

Income from continuing operations before income taxes	$379,564	$334,038	$738,271	$472,956	$286,608	$218,036	$528,183
Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	33,714	31,098	62,482	67,183	75,068	75,994	89,141
Amortization of deferred loan costs	1,159	758	1,457	2,293	1,786	1,357	810
Portion of rents representative of interest factor	10,754	10,606	21,507	21,213	20,585	20,509	18,663
Equity share of losses of companies for which debt obligations are not guaranteed	211				2,895	6,078	1,571
Amortization of previously capitalized interest	134	146	280	291	291	297	274

Income as adjusted	$425,536	$376,646	$823,997	$563,936	$387,233	$322,271	$638,642

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$33,714	$31,098	$62,482	$67,183	$75,068	$75,994	$89,141
Capitalized interest	40
Amortization of deferred loan costs	1,159	758	1,457	2,293	1,786	1,357	810
Portion of rents representative of interest factor	10,754	10,606	21,507	21,213	20,585	20,509	18,663

Fixed charges	$45,667	$42,462	$85,446	$90,689	$97,439	$97,860	$108,614

RATIO OF EARNINGS TO FIXED CHARGES	9.32x	8.87x	9.64x	6.22x	3.97x	3.29x	5.88x